Mail Stop 3010

August 26, 2009

Ms. Melissa L. Whitley
Chief Financial Officer
Woodstock Financial Group, Inc.
117 Town Lake Parkway
Woodstock, GA 30188

>        **Re:**     **Woodstock Financial Group, Inc.**
>                 **Item 4.01 Form 8-K**
>                 **Filed August 26, 2009**
>                 **File No. 000-32997**

Dear Ms. Whitley:

        We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments.  Feel free to contact us at the number listed at the end of this letter.

Item 4.01 Form 8-K Filed August 26, 2009

1.      We note your disclosure that disclosure controls and procedures as of December 31, 2007 were not effective due to the existence of a material weakness related to limited finance and accounting personnel to prepare and review financial statements, as more fully described in your Form 10-K for the year ended December 31, 2007.  However, we note that your Form 10-KSB for the year ended December 31, 2007 includes your conclusions that both your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2007.  Please tell us whether your disclosure controls and procedures were effective as of December 31, 2007 and revise your document as needed to clarify your disclosure.

2.      To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

        As appropriate, please amend your filing and respond to these comments via EDGAR within five business days or tell us when you will respond.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,


Jonathan Wiggins
Staff Accountant